Exhibit 99.2

Update fire incident at ASML Berlin

Veldhoven, The Netherlands, January 7, 2022—ASML Holding N.V. (ASML) provides an update today on the fire that occurred inside a part of its factory in Berlin, Germany on January 3. During the last few days, ASML conducted a preliminary assessment.

The fire occurred in a part of one production building on the site in Berlin and the smoke partly impacted an adjacent building. We have been able to resume production in parts of these buildings already. The other buildings on the site have not been affected and are fully operational.

Although our impact assessment of the damage is ongoing, our current view is the following:

•	Our Metrology and Inspection output plans are not affected as they do not contain any components made in Berlin

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The manufacturing of DUV components has been restarted. Although there was some disruption regarding components for DUV, we expect to remediate this in such a way that it will not affect our output and revenue plan for DUV

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As to EUV, the fire affected part of the production area of the wafer clamp, a module in our EUV systems. We are still in the process of completing the recovery plan for this production area and determining how to minimize any potential impact for our EUV customers, both in our output plan and in our field service.

On January 19, 2022, we will present our Q4 and full-year 2021 results, as well as our initial view on the year 2022 and we expect to then also provide a further update on the incident.

About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 30,000 employees challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Regulated Information

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward-looking statements

This press release contains forward looking statements, including statements relating to the fire at ASML’s factory in Berlin including our view of the expected impact and our plans to address the matter and other non-historical matters. These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include risks related to the fire at ASML’s factory in Berlin and the impact on production, output and operations and other risks indicated in the risk factors included in ASML’s most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact information

Monique Mols Head of Media Relations +31 652 844 418	Brittney Wolff Zatezalo Corporate communications manager US +14084833207	Karen Lo Communications Taiwan +88 6 36 23 6639

Skip Miller Head Investor Relations Worldwide +1 480 235 0934	Marcel Kemp Head Investor Relations Europe +31 40 268 6494	Peter Cheang Head Investor Relations Asia +886 3 6596771

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